Filed by Covista Communications, Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company: Capsule Communications, Inc.
                                                  Commission File No.: 0-30555

FORWARD-LOOKING STATEMENTS

Some of the statements in this document are "forward-looking statements" and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Companies' plans, objectives, expectations and intentions, involve risks and uncertainties, and may not be indicative of future results. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate the combined company; the ability to successfully develop and bring new services to market; and other risks discussed in the SEC filings of the respective companies, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov. A reader of this document should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. Neither Covista nor Capsule assumes the obligation to update any forward-looking statement, except as is required by applicable law.

OTHER LEGAL INFORMATION

Covista plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when such documents are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424, Attention: Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020, Attention: David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.


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Covista, its directors, executive officers and certain members of management and employees may be soliciting proxies from Covista's shareholders in favor of the issuance of Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus. The Communication filed herewith is an August 21, 2001 press release of Covista announcing the appointment of Kevin A. Alward to the Company's expanded Board of Directors.

                              NEWS RELEASE

                         FOR IMMEDIATE RELEASE

COVISTA COMMUNICATIONS, INC. ANNOUNCES APPOINTMENT OF KEVIN A. ALWARD TO EXPANDED BOARD OF DIRECTORS

LITTLE FALLS, N.J.   August 21, 2001   Covista Communications, Inc. (NASDAQ:
CVST) has appointed Kevin A. Alward, the Company's Chief Operating Officer, to the Company's Board of Directors. The Company also has announced that the Board has been expanded by two positions, the second of which will be filled at the Company's Annual Meeting to be scheduled later this year.

Mr. Alward became Covista's Chief Operating Officer on March 29, 2001, in what was a return to the Company. From 1994 to 1998, he had served as President and Chief Operating Officer under the Company's former name, Total-Tel USA Communications, Inc. Upon leaving Total-Tel in 1998, Mr. Alward became President of North America for Destia Communications, Inc. (formerly known as Econophone, Inc.). He left Destia shortly after its acquisition by Viatel, Inc., and in April of 2000 he co-founded Blink Data Corp., a telecommunications and data services provider headquartered in northern New Jersey. Mr. Alward served as President and Chief Executive Officer of Blink until that company was acquired by Covista on March 29.

John Leach, Covista's President and Chief Executive Officer, said of Mr. Alward's appointment, "The addition of Kevin Alward to the Covista Board is an enhancement that should well serve our customers, our shareholders and our business partners. Not only is he an experienced telecommunications executive who has achieved an enviable track record in each of the companies with which he has been affiliated, but he knows Covista from his previous tenure in the Company. In the period of less than five months since Mr. Alward has returned as COO, he has successfully completed several significant initiatives to increase the Company's gross margins and to streamline the Company's other operations. As we move forward with our previously announced plans to acquire new businesses, new switch sites and to launch new products and services, Mr. Alward's unique insight will be a welcome addition to our Board."

Mr. Alward added, "Covista is a company with great upside potential that has not yet been fully realized. We have a talented management team in place and we believe we are poised to complete the turnaround that has been several months in the making. Our employees are committed to the task, they have a stake in the outcome, and we are continuing to execute the business plan that our Directors previously have approved. I am looking forward to serving on the Board and to contributing in every way that I can."

ABOUT COVISTA:

Covista is a facilities-based long distance telecommunications, Internet and data services provider with a substantial customer base in both the commercial and wholesale market segments. Its products and services include a broad

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range of voice, data and Internet solutions, including long distance and toll-free services, calling card, frame relay, Internet access, VPN, directory assistance and teleconferencing services. The wholesale division provides domestic and international termination services to carriers worldwide at competitive rates. Covista currently owns and operates switches in New York City and Newark, New Jersey, and previously has announced plans to expand to additional switch sites in Los Angeles, Chicago, Dallas and Chattanooga, as well as to open a 200-seat call center in Chattanooga. An additional switch site in the Philadelphia area is expected to be added when the previously-announced acquisition of Capsule Communications is completed. The Company previously announced that it has acquired nation-wide network facilities comprising 2,822,400,000 DS-0 channel miles of telecommunications capacity. Covista operates a Network Operations Center in Northern New Jersey to monitor its switched network and to coordinate its various services. Covista processes approximately 95% of all its call volume through its own facilities. For information on becoming a Covista customer, please telephone (888) 426-8478 or visit the Company's website at www.covista.com.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS:

This press release contains historical and forward-looking statements which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate acquired companies; the ability to successfully develop and bring new services to market; and other risks discussed in the company's SEC filings, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov.

Readers of this release should understand that it is not possible to predict or identify all such risk factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. Covista does not assume the obligation to update any forward-looking statement, except as is required by applicable law.

Contact:
Covista Communications, Inc.
Tom Gunning
(973) 812-1100
tgunning@covista.com